SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 0-23111


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F   [x] Form 10-QSB
               [_] Form N-SAR

          For Period Ended: June 30, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant:   A NOVO BROADBAND, INC.

Former name if applicable:

CABLE LINK, INC.
________________________________________________________________________________

Address of principal executive office (Street and number)

196 Quigley Boulevard
________________________________________________________________________________

City, state and zip code

New Castle, Delaware 19720
________________________________________________________________________________



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition report on Form 10-QSB or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         An extension of time to prepare and submit Registrant's Report on Form 10-QSB is being requested because the financial printing service used by the Company to edgarize and file the Report failed to do so in a timely manner; accordingly management could not prepare and file the Form 10-QSB without unreasonable effort or expense.





                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   William Kelly                     (302) 322-6088
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Our sales for the third quarter of fiscal 2002 increased 62% to $4.9 million, as compared to $3.0 million for the third quarter of fiscal 2001. As we focused our business more on the repair of set top boxes, our repair revenue increased to $4.5 million for the third quarter of fiscal 2002, as compared to $305,000 for the third quarter of fiscal 2001. We have also increased our efforts to provide logistics services to our customers, and our revenue from this source increased to $348,000 for the quarter ended June 30, 2002, as compared to $185,000 in the corresponding quarter of fiscal 2001.

         For the three months ended June 30, 2002, approximately 76% of our total revenues were from the same customer and approximately 57% of our total purchases were from the same customer as a vendor. Activity involving this customer consists primarily of services we provide to a number of users of the customer's equipment pursuant to warranty arrangements for which the customer is responsible.

         For the three months ended June 30, 2001, sales from our now-discontinued international and domestic distribution activities and brokerage activities decreased to $0, as compared to $1.9 million in the comparable period of fiscal 2001. This was due to the termination of these activities mid-way through the second quarter of this year. For the same reason, sales of refurbished products decreased to $0 in the third quarter of fiscal 2002, as compared to $619,000 in the same three months of 2001. We expect no further revenues from these sources.

         Cost of goods sold was 69% of sales in the third quarter of fiscal 2002, compared to 65% in the 2001 quarter. The overall cost of goods sold increased as a percentage of revenues as a result of the increased labor expense (recognized in cost of goods sold) associated with increases in repair capacity which was not fully utilized during the current period.

         Operating expenses decreased 3% in the third quarter of fiscal 2002 to $2.0 million, as compared to $2.1 million in the third quarter of the prior fiscal year. The decrease reflects managements' efforts to implement cost controls and increased efficiencies.

         In February 2002, we curtailed our operations in Canada and sought a sale of the related assets, which we completed on May 8, 2002. As a result of the sale, we recognized a loss of $2.6 million, including the write-down of approximately $2.5 million of goodwill stemming from our acquisition of the facility in September 2000. For the third quarter of fiscal 2002, the Canadian facility contributed an estimated operating loss of $289,000 to our overall loss from operations of $491,000.





                             A NOVO BROADBAND, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 15, 2002          By    /s/ William Kelly
    -------------------            ---------------------------------------------
                                      William Kelly
                                      Chief Executive Officer